

SECURI 05041598 IISSION



SEC MAIL
PROCESSING
RECEIVED
SEP 28 2005
SECTION
192
WASH., D.C.

SEC FILE NO.
8-38442

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (mm/dd/yy) AND ENDING 06/30/05 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAZENAVE & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

ONE EMBARCADERO CENTER, SUITE 500, PMB #5160
(No and Street)

SAN FRANCISCO (City) CALIFORNIA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM CARSON (650) 726-0594
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
OCT 04 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **WILLIAM CARSON**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CAZENAVE & COMPANY, INC.**, as of **JUNE 30, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

William A. Carson
Signature

Financial Principal
Title

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
(X)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
( )	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California } ss.

County of San Mateo

On September 26, 2005 (Date) before me, Heather N. Knechtel, Notary Public, (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))

personally appeared William H. Carson, (Name(s) of Signer(s))

☐ personally known to me

☒ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.


HEATHER N. KNECHTEL
Commission # 1574608
Notary Public - California
San Mateo County
My Comm. Expires Apr 30, 2009

Place Notary Seal Above

WITNESS my hand and official seal.

Heather Knechtel
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audit Report

Document Date: 6-30-2005 Number of Pages: N/A

Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Cazenave & Company, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Cazenave & Company, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of Cazenave & Company, Inc. (the Company) as of June 30, 2005, and the related statements of income (loss), changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cazenave & Company, Inc. at June 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



August 23, 2005

Cazenave & Company, Inc.

Balance Sheet

As of June 30, 2005

Assets

Cash		$	105,133
Commissions receivable			8,670
Due from shareholders			17,100
Other assets			666
Total assets		$	131,569

Liabilities and Stockholder's Equity

Accounts payable			$	3,300
Due to broker				13,635
Total liabilities				16,935
Stockholders' equity				
Common stock (no par value; 100 shares issued and outstanding)	$	6,500		
Paid-in capital		93,081		
Retained earnings		15,053		
Total stockholders' equity				114,634
Total liabilities and stockholders' equity			$	131,569

See independent auditor's report and accompanying notes.

Cazenave & Company, Inc.

Statement of Income (Loss)

For the Year Ended June 30, 2005

Revenues:		
Commissions	$	34,384
Underwriting income		100,000
Total revenue		134,384
Expenses:		
Director Fees		58,000
Professional fees		21,280
Clearing		11,754
Commissions		4,852
Occupancy		2,779
Other operating expenses		6,730
Total expenses		105,395
Income (loss) before income taxes		28,989
Income tax provision		(800)
Net income (loss)	$	28,189

See independent auditor's report and accompanying notes.

Cazenave & Company, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2005

	Common Stock	Paid In Capital	Retained Earnings (Deficit)	Stockholders' Equity
June 30, 2004	$ 6,500	$ 93,081	$ (13,136)	$ 86,445
Net income	0	0	28,189	28,189
June 30, 2005	$ 6,500	$ 93,081	$ 15,053	$ 114,634

See independent auditor's report and accompanying notes.

Cazenave & Company, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 28,189
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
(Increase) decrease in:	
Commissions receivable	3,579
Due from shareholders	8,000
Increase (decrease) in:	
Due to broker	13,635
Accounts payable and accrued expenses	(36,700)
Net cash provided (used) by operating activities	$ 16,703
CASH FLOWS FROM FINANCING ACTIVITIES	0
CASH FLOWS FROM INVESTING ACTIVITIES	0
Net increase (decrease) in cash	16,703
Cash at beginning of year	88,430
Cash at end of year	$ 105,133
SUPPLEMENTAL DISCLOSURE	
Income taxes paid	$ 800

See independent auditor's report and accompanying notes.

Cazenave & Company, Inc.

Notes to the Financial Statements

June 30, 2005

(1) Organization

Cazenave & Company, Inc., a California corporation (the "Company"), is a fully disclosed broker-dealer, registered with the National Association of Securities Dealers, Inc., and licensed by the Securities and Exchange Commission ("SEC"). The Company primarily derives commissions and underwriting revenues from a few institutional investors.

(2) Summary of Significant Accounting Policies

Security Transactions
The Company clears all customers' transactions on a fully disclosed basis in accordance with clearing agreements with BNY ESI & Company, Inc. and Merrill Lynch/Broadcort Capital. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a settlement date basis. The financial statement effect of recording these transactions at the settlement date rather than on the trade date is not significant.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. SFAS 109 requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized currently to the extent that realization of such benefits is more likely than not.

Estimated Fair Value of Financial Instruments
The Company considers the amounts presented for financial instruments on the statement of financial condition to be reasonable estimates of fair value.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the report amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cazenave & Company, Inc.

Notes to the Financial Statements

June 30, 2005

(3) Income Taxes

The Company's total deferred tax assets as of June 30, 2005 are as follows:

Deferred tax asset	$ 3,240	
Valuation allowance	(3,240)	
Net deferred tax assets		$ 0

The deferred tax assets are primarily the result of net operating loss and charitable contribution carryforwards. As of June 30, 2005, the Company had federal and California net operating loss carryforwards of $3,783 and $28,721, respectively, that may be used to offset future taxable income. The federal loss carryforwards are due to expire in the year ending 2024. The California net operating loss carryforwards and are due to expire in 2007 through 2014. As of June 30, 2005, the Company had federal charitable contribution carryforwards of $880 that may be used to offset future taxable income. The federal contribution carryforward is due to expire in the year 2007. A valuation allowance of $3,240 has been established because it is more likely than not that deferred tax assets will be unrealized. The valuation allowance decreased $6,790 over the year ended June 30, 2005.

The income tax provision (benefit) for the year ended June 30, 2005 consists of the following:

Federal:		
Current	$ 4,378	
Benefit of net operating loss carryforward	(4,378)	
		$ 0
California:		
Current	$ 2,464	
Benefit of net operating loss carryforward	(1,664)	
		800
Total income tax provision		$ 800

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2005, the Company's net capital was $88,745 which exceeded the requirement by $83,745.

(5) Related Party Transactions

Eric Cazenave, a forty percent shareholder and director of the Company, owes the Company $17,100 at June 30, 2005 for advances.

(6) Lease

The Company maintains an operating lease on its office space which is automatically renewed every three months. The monthly rent is $225 and additional use of facilities is billed for as used. During the year ending June 30, 2005, the rent expense was $2,779.

(7) Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

SUPPLEMENTAL INFORMATION

Cazenave & Company, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2005

Net Capital:		
Total stockholders' equity qualified for net capital		$ 114,634
Less: Non-allowable assets		
Commissions receivable	$ 8,123	
Due from shareholders	17,100	
Other assets	666	
Total non-allowable assets		25,889
Net Capital		88,745
Net minimum capital requirement of 6.67% of aggregate indebtedness of $16,935 or $5,000, whichever is greater		5,000
Excess net capital		$ 83,745

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5) as of June 30, 2005

Net capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2005	$ 82,733
Decrease in stockholders' equity	(2,099)
Decrease in non-allowable assets	8,111
Net capital per above computation	$ 88,745

Cazenave & Company, Inc.

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2005

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Merrill Lynch/Broadcort and BNY Brokerage Inc., or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Year Ended June 30, 2005

Not applicable

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Cazenave & Company, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Cazenave & Company, Inc. (the Company) for the period ended June 30, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended June 30, 2005, and this report does not affect our report thereon dated August 23, 2005.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



August 23, 2005